FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN APPROVED BY THE BOARD OF DIRECTORS IN MEETING HELD ON AUGUST 6th, 2024

In compliance with article 33 of CVM Resolution No 80/2022, as amended, the Company hereby provides the information required in the Exhibit E of such Instruction regarding the capital increase approved by the Company’s Board of Directors on August 6th,.2024, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.       Date of the shareholders meeting in which the stock option plan was approved

On May 9, 2014 our shareholders approved, in an Extraordinary Shareholders Meeting the creation of a Stock Option Plan and its standard option agreement (“Stock Option Plan”) and the creation of a Compensation in Stock Option Plan and its standard option agreement (“Compensation Plan”, jointly with the Stock Option Plan, the “Plans”). Amendments to the Plans were approved at the Annual and Special General Meeting held on April 24, 2015, at the Annual and Special General Meeting held on April 25, 2019 and at the Extraordinary General Meeting held on December 30, 2019. All shares issued in the capital increase approved herein derive from the Plans.

2.       Amount of the capital increase and new capital stock

The approved capital increase is of twenty-one reais and fifty-nine centavos (R$ 21.59).

After the increase, the Company’s capital stock sums up to the total amount of two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirty-five reais and thirty-two centavos (R$ 2,511,167,835.32).

3.       Number of shares issued of each type and class

This capital increase was approved through the issuance of two thousand, one hundred and fifty-nine (2,159) common shares.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company

4.       Issuance price of the new shares

(i)	exercise of Series B10: R$ 0.01

5.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.0004%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 6, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.